FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of July 2003

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On July 17 and 23, 2003 Compugen Ltd. (the "Registrant") issued two press release, filed as Exhibits 1 and 2 respectively to this Report on Form 6-K, which are hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President and CEO

Date: July 31, 2003

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Exhibit 1

Compugen to Transfer Bioccelerator Product Line to Biocceleration Ltd

July 17, 2003

Tel Aviv, Israel - July 17, 2003 - Compugen Ltd. (Nasdaq: CGEN) today announced that it will transfer its Bioccelerator product line to Biocceleration Ltd. in exchange for certain fixed payments during approximately the next two years and for royalties from future sales of this product line and any future products based on the Bioccelerator intellectual property. The transfer is expected to take place by the end of August 2003 pursuant to a recently signed agreement.

The Bioccelerator product line accelerates sensitive and rigorous similarity searches in nucleotide and protein databases. The different products significantly accelerate such searches relative to general purpose computers. Similarity searches are an important first step in determining the function of novel DNA and protein sequences.

Biocceleration Ltd. is a bioinformatics company established by a group of private investors, and is headed by Simchon Faigler, who was one of Compugen's founders in 1993. Upon the completion of this transaction, Biocceleration will become a provider of accelerated database search products in the field of bioinformatics.

"By transferring the Bioccelerator product line, we are strengthening Compugen's focus on our two primary commercialization channels: high-end platforms and services that we offer to leading biopharmaceutical companies, and discoveries based on our own internal research," said Mor Amitai, Ph.D., President and CEO of Compugen Ltd. "We are very pleased that the Bioccelerator activities will be continued by the same team, thus assuring a smooth and seamless transition for the Bioccelerator customer base."

About Compugen
Compugen (NASDAQ: CGEN), a drug and diagnostic discovery company, is a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine with the objective of significantly increasing the probability of success of drug and diagnostic development. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development of high value platforms, tools and services. Compugen has established collaborations with leading biotechnology and pharmaceutical companies such as Abbott Laboratories, Gene Logic, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen's Website at www.cgen.com

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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Exhibit 2

Compugen Reports Second Quarter 2003 Financial Results

July 23, 2003

TEL AVIV, ISRAEL, July 23, 2003 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the second quarter ended June 30, 2003.

Revenues for the quarter were $2.9 million (including $382,000 from research and development grants), compared to $2.8 million (including $472,000 from research and development grants) for the second quarter of 2002. The net loss for the quarter was $2.4 million (including a non-cash charge of $94,000 for amortization of deferred compensation), or $0.09 per share, compared with a net loss of $2.8 million (including $403,000 of deferred compensation), or $0.11 per share, for the corresponding quarter of 2002.

Revenues for the first six months ended June 30, 2003 were $5.5 million (including $837,000 from research and development grants), compared to $5.6 million for the same period in 2002 (including $935,000 from research and development grants). Net loss for the first six months of 2003 was $4.7 million (including a non-cash charge of $188,000 for amortization of deferred compensation), or $0.18 per share, compared with a net loss of $6.0 million (including $483,000 of deferred compensation), or $0.23 per share, for the same period in 2002.

As of June 30, 2003, Compugen had $64.7 million in cash, cash equivalents, cash deposits and short and long-term marketable securities (including $1.4 million resulting from the consolidation of our subsidiary Evogene), a decrease of $2.6 million from $67.3 million (including $1.4 million from Evogene) as of March 31, 2003.

"Our long term investment in establishing a unique predictive discovery capability based on the merger of the exact sciences with the disciplines underlying pharmaceutical research is continuing to yield important results. These are in the form of both deeper understandings of biological phenomena such as the broad occurrence of alternative splicing and natural antisense in the human genome, and also specific discoveries of potential therapeutic proteins and diagnostic markers such as our novel PSA and VEGF splice variants," said Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen Ltd. "We currently use three criteria to select potential therapeutic proteins for further evaluation from among the many that we have discovered. First, our protein has to be closely related to either an existing drug or one that is in advanced stages of development. Second, the ability to discover it without our proprietary technology and discovery methods needs to be highly unlikely. Finally, there need to be reasons to believe that our protein has a higher probability of success than the existing compound," Dr. Amitai continued.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its second quarter results on July 23, 2003 at 10:00 am EST. To access the conference call from the US, please dial either 1-866-500-4965 or 1-877-281-1524, and from international locations +972-3-925-5910. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5901.The replay will be available until 12:00 noon EST on July 25, 2003.

The call will also be available via live Web cast through Compugen's Website, located at www.cgen.com.

About Compugen
Compugen (NASDAQ: CGEN), a drug and diagnostic discovery company, is a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine with the objective of significantly increasing the probability of success of drug and diagnostic development. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development of high value platforms, tools and services. Compugen has established collaborations with leading biotechnology and pharmaceutical companies such as Abbott Laboratories, Gene Logic, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen's Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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Company contact:
Nurit Benjamini
Chief Financial Officer
Compugen Ltd.
Email: nurit@cgen.com
Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Revenues
Products and services	2,556	2,338	4,676	4,688
Research and development grants	382	472	837	935
Total revenues	2,938	2,810	5,513	5,623

Cost and Expenses
Cost of products and services	739	738	1,355	1,335
Research and development expenses	3,350	3,025	6,518	6,454
Sales and marketing expenses	1,078	1,319	2,103	2,656
General and administrative expenses	628	828	1,341	1,892
Amortization of deferred compensation	94	403	188	483
Total operating expenses	5,889	6,313	11,505	12,820

Operating loss	(2,951)	(3,503)	(5,992)	(7,197)

Financing and other income, net	585	685	1,288	1,226
Net loss	(2,366)	(2,818)	(4,704)	(5,971)

Basic and diluted net loss per ordinary share	(0.09)	(0.11)	(0.18)	(0.23)
Weighted average number of ordinary shares outstanding	26,215,721	26,096,909	26,189,484	26,073,911

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COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash, cash equivalents, short-term cash deposits, and marketable securities	34,806	48,402
Receivables and prepaid expenses	3,894	4,581
Inventories	111	111
Total current assets	38,811	53,094

Long-term investments
Marketable securities	29,917	18,940
Other assets	1,654	1,422
Property and equipment, net	3,862	3,801
Total assets	74,244	77,257

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	4,424	4,809
Deferred revenues	1,058	1,595
Total current liabilities	5,482	6,404

Long-term liabilities
Accrued severance pay	2,031	1,832
Convertible loan	2,037	-
Other Long-term liabilities	140	140
Total long-term liabilities	4,208	1,972

Total shareholders' equity	64,554	68,881

Total liabilities and shareholders' equity	74,244	77,257

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